# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Ionetix Corp / DE /, CIK 0002108121
CUSIP: 000000000000
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3130 Sovereign Drive, Lansing, Michigan (MI), 48911
Date of event which requires filing of this statement: 04/09/2026
Filed by CIK 0002130775
Persons authorized to receive notices and communications: Leland Benton, 600 Montgomery Street, Suite 2300, San Francisco, California (CA), 94111, 415-442-1000

## Reporting persons
- Shamrock Ionetix LLC (CIK 0002130775): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 7,211,396; sole dispositive power 0; shared dispositive power 7,211,396; aggregate amount beneficially owned 7,211,396 (6.8% of the class); the aggregate amount excludes certain shares
  Comment: 1. The number of shares reported in Rows 8, 10, and 11 include 55,154 shares (the "Warrant Shares") of common stock, par value $0.0001 per share (the "Common Stock") of Ionetix Corporation (the "Issuer") underlying warrants to purchase Common Stock (the "Warrants") as described in Item 6.
- Shamrock Ionetix Manager, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 7,211,396; sole dispositive power 0; shared dispositive power 7,211,396; aggregate amount beneficially owned 7,211,396 (6.8% of the class); the aggregate amount excludes certain shares
  Comment: 1. The number of shares reported in Rows 8, 10, and 11 include 55,154 Warrant Shares underlying the Warrants as described in Item 6.
- Shamrock Estates Limited, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 344,342; sole dispositive power 0; shared dispositive power 344,342; aggregate amount beneficially owned 344,342 (0.3% of the class); the aggregate amount excludes certain shares
- GOLD STANLEY P (CIK 0001234218): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 32,191; shared voting power 7,555,738; sole dispositive power 32,191; shared dispositive power 7,555,738; aggregate amount beneficially owned 7,587,929 (7.2% of the class)
  Comment: 1. The number of shares reported in Rows 8, 10, and 11 include 55,154 Warrant Shares underlying the Warrants as described in Item 6.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Ionetix Corp / DE /
Address of issuer's principal executive offices: 3130 Sovereign Drive, Lansing, Michigan (MI), 48911

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed jointly by: (i) Shamrock Ionetix, LLC ("SI"); (ii) Shamrock Ionetix Manager, LLC ("SIM"); (iii) Shamrock Estates Limited, LLC ("SEL"); and (iv) Stanley Phillip Gold.

SI, SEL, and Mr. Gold each hold securities of the Issuer. SIM is the sole manager of SI. Mr. Gold serves as the President of SI, as well as the President and sole manager of each of SIM and SEL. SEL is majority-owned by The Roy E. and Patricia A. Disney Grandchildren Trust C (the "Trust"), an irrevocable trust for which Mr. Gold serves as sole trustee.

The foregoing are referred to herein collectively as the "Reporting Persons".
Residence or business address: The address of each of the Reporting Persons is 3500 W. Olive Ave., Suite 790, Burbank, CA 91505.
Present principal occupation or employment: The principal business of each of SI, SIM, and SEL is investment in securities. Mr. Gold presently serves as Chairman of the Board of Shamrock Holdings, Inc. ("SHI") and president and manager of a series of investment vehicles affiliated with SHI, a private family office located at 3500 W. Olive Ave., Suite 790, Burbank, CA 91505. The Trust is an irrevocable trust organized under the laws of California.
Criminal convictions in the last five years: No for all Reporting Persons.
Civil proceedings (securities laws) in the last five years: No for all Reporting Persons.
Citizenship:
SI Delaware
SIM Delaware
SEL Delaware
Stanley Phillip Gold USA
Trust California

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

All of the securities that are held of record by SI, SEL and Mr. Gold, and that may be deemed to be beneficially owned by the Reporting Persons, as reported herein, were acquired for investment purposes. The Reporting Persons retain the right to change their investment intent, from time to time, to acquire additional ordinary shares or other securities of the Issuer, or to sell or otherwise dispose of all or part of the ordinary shares or other securities of the Issuer, if any, beneficially owned by them, in each case in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Except as described above, none of the Reporting Persons currently has any other plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of the Issuer or other third parties regarding such matters.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Information in Rows 11 and 13 of the respective cover pages of the Reporting Persons is incorporated into this Item 5(a) by reference.

The Reporting Persons' aggregate percentage beneficial ownership of the total amount of Common Stock outstanding is 7.2%, based on a total of 105,360,154 shares of Common Stock outstanding as of April 9, 2026, as reported in the Issuer's Current Report on Form 8-K filed on April 16, 2026, and 55,154 Warrant Shares underlying the Warrants held by SI, which are exercisable within 60 days of the date of this Schedule 13D.

Mr. Gold, SIM and the Trust each disclaims beneficial ownership of all Common Stock owned of record by SI and SEL, except to the extent of any pecuniary interest therein, and the filing of this Schedule 13D shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.
Number of shares as to which each person has sole or shared power to vote or dispose: Information in Rows 7 to 10 of the respective cover pages of the Reporting Persons is incorporated into this Item 5(b) by reference.
Transactions in the class effected during the past sixty days: Except as described in Item 6 of this Schedule 13D, which information is incorporated herein by reference, none of the Reporting Persons has effected any transactions of the Common Stock during the 60 days preceding the date of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Merger Agreement

On April 9, 2026, the Issuer's wholly-owned subsidiary, JDEV Merger Subsidiary ("Merger Sub"), merged with and into Ionetix Corporation, a privately held Delaware corporation ("Ionetix"), pursuant to an Agreement and Plan of Merger and Reorganization (the "Merger Agreement"). Pursuant to this transaction (the "Merger"), Ionetix was the surviving corporation and became a wholly owned subsidiary of the Issuer, all of the outstanding stock of Ionetix, including common stock and preferred stock, was converted into shares of the Issuer's Common Stock, and all of Ionetix's outstanding options, warrants and restricted stock were assumed by the Issuer.

SI, SEL, and Mr. Gold were stockholders of Ionetix prior to the Merger.

At the time the certificate of merger reflecting the Merger was filed with the Secretary of State of the State of Delaware (the "Effective Time"), each share of (i) common stock of Ionetix (the "Ionetix Common Shares") and (ii) each class of Series Preferred Stock of Ionetix (the "Ionetix Preferred Shares") issued and outstanding immediately prior to the closing of the Merger was converted into the right to receive such number of shares of Common Stock as is equal to the number of such shares multiplied by 0.5014 (the "Conversion Ratio"), rounded to the nearest whole share, with any fraction greater than or equal to five tenths (.5) of a share being rounded up to the nearest whole share (the "Merger Shares").

The Merger Agreement contained customary representations and warranties and pre- and post-closing covenants of each party and customary closing conditions.

Lock-Up Agreements

In connection with the Merger, SI entered into a into lock-up agreement with the Issuer (the "Lock-Up Agreement"), effective as of the closing date of the Merger, whereby it agreed to certain restrictions on the sale or disposition (including pledge) of all Common Stock held by (or issuable to) it. The Lock-Up Agreement contains customary transfer exceptions.

Registration Rights Agreement

In connection with the Merger and a contemporaneous private placement offering of Common Stock (the "Offering"), on April 9, 2026, the Issuer entered into a registration rights agreement (the "Registration Rights Agreement") with the purchasers in the Offering, the placement agents (or their designees), the holders of Merger Shares and certain holders of shares of Common Stock held prior to the Merger (the "Registrable Pre-Merger Stockholders," and collectively, the "Holders"). Pursuant to the Registration Rights Agreement, the Issuer has agreed that promptly, but no later than 120 calendar days after the final closing of the Offering (the "Effective Date"), the Issuer will file, subject to customary exceptions, a registration statement with the SEC (the "Registration Statement" and such date that is 120 calendar days after the Effective Date, the "Registration Filing Date"), covering the Registrable Securities (as defined in the Registration Rights Agreement), and to use its commercially reasonable efforts to cause such Registration Statement to be declared effective no later than 90 calendar days after the Registration Filing Date, which period shall be extended for each day of a U.S. government shut down that results in the SEC temporarily discontinuing review of, or acceleration of the effectiveness of, registration statements, if any.

Warrant

Pursuant to the Merger Agreement and upon the closing of the Merger, the Issuer assumed each warrant to purchase Ionetix Common Shares or Ionetix Preferred Shares that remained outstanding as of immediately prior to the Effective Time, and the Issuer converted each into a warrant to purchase shares of Common Stock (each, a "JDEV Warrant"). Each JDEV Warrant may be exercised solely for shares of Common Stock, with the number of shares determined by multiplying the number of shares of Ionetix common stock subject to the Ionetix Warrant immediately prior to the Effective Time by the Conversion Ratio for Ionetix Common Shares, rounding the resulting number to the nearest whole share of Ionetix Common Shares, with any fraction greater than or equal to five tenths (.5) of a share being rounded up to the nearest whole share. The exercise price per share of each assumed warrant is equal to the exercise price of the Ionetix Warrant immediately prior to the Effective Time, divided by the Conversion Ratio for Ionetix Common Shares, rounded up to the nearest whole cent. Any restrictions on any Ionetix Warrant assumed by the Issuer shall continue in full force and effect, and the term and other provisions of such Ionetix Warrant shall otherwise remain unchanged.

Pursuant to the above-mentioned conversion, a preferred stock warrant (the "Original Warrant") to purchase 220,000 shares of Series F preferred stock of Ionetix held by SI, which remained unexercised with respect to 110,000 shares of Series F preferred stock of Ionetix immediately prior to the Effective Time, was converted into warrants to purchase 55,154 shares of Common Stock. A copy of the Original Warrant is filed as an exhibit to this Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Agreement and Plan of Merger and Reorganization (incorporated by reference to Exhibit 2.1 to the Issuer's Form 8-K filed on April 16, 2026) https://www.sec.gov/Archives/edgar/data/2108121/000121390026044239/ea028609201ex2-1.htm
2. Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K filed on April 16, 2026) https://www.sec.gov/Archives/edgar/data/2108121/000121390026044239/ea028609201ex10-1.htm
3. Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.4 to the Issuer's Form 8-K filed on April 16, 2026) https://www.sec.gov/Archives/edgar/data/2108121/000121390026044239/ea028609201ex10-4.htm
4. Preferred Stock Warrant
5. Joint Filing Agreement

## Signatures
- Shamrock Ionetix LLC: /s/ Shamrock Ionetix Manager, LLC, Shamrock Ionetix Manager, LLC / Sole Manager (04/20/2026)
- Shamrock Ionetix LLC: /s/ Stanley Phillip Gold, Stanley Phillip Gold / Sole Manager (04/20/2026)
- Shamrock Ionetix Manager, LLC: /s/ Stanley Phillip Gold, Stanley Phillip Gold / Sole Manager (04/20/2026)
- Shamrock Estates Limited, LLC: /s/ Stanley Phillip Gold, Stanley Phillip Gold / Sole Manager (04/20/2026)
- GOLD STANLEY P: /s/ Stanley Phillip Gold, Stanley Phillip Gold (04/20/2026)